UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SolarWinds Corporation

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

83417Q105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83417Q105	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Lexington Co-Investment Holdings III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CIP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): CIP Partners GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Lexington Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Lexington Partners Advisors GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Lexington Partners Advisors Holdings L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Lexington Partners Advisors Holdings GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Brent R. Nicklas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,239,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,239,867
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,867 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

CUSIP No. 83417Q105	13G	Page 10 of 16 Pages

Item 1(a)	Name of Issuer:

SolarWinds Corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Lexington Co-Investment Holdings III, L.P. (“LCI”); CIP Partners III, L.P. (“CIP LP”); CIP Partners GP III LLC (“CIP GP”); Lexington Partners L.P. (“LP”); Lexington Partners Advisors GP L.L.C. (“LPA”); Lexington Partners Advisors Holdings L.P. (“LPAH”); Lexington Partners Advisors Holdings GP L.L.C. (“LPAH GP”); and Brent R. Nicklas.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2019, a copy of which is attached as Exhibit A to the Statement on Schedule 13G filed by the Reporting Persons on February 13, 2019, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 399 Park Avenue, 20th Floor, New York, NY 10022.

Item 2(c)	Citizenship:

Each of the Reporting Persons were organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

83417Q105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 83417Q105	13G	Page 11 of 16 Pages

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)

Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 1,239,867 shares of Common Stock, all of which are held directly by LCI. CIP LP is the general partner of LCI. CIP GP is the general partner of CIP LP. LP is the managing member of CIP GP. LPA is the general partner of LP. LPAH is the sole member of LPA. LPAH GP is the general partner of LPAH. Ultimate voting and dispositive power of LPAH GP is exercised by Brent R. Nicklas who disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

Certain of the Reporting Persons and certain other stockholders (collectively, the “Stockholders”) were parties to a Stockholder Agreement (the “Stockholder Agreement”), which contained, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons previously acknowledged and agreed to act as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to an amendment to the Stockholder Agreement, the Reporting Persons are no longer a party to the Stockholder Agreement and therefore are no longer a member of the “group” previously described in Amendment No. 2 to Schedule 13G filed by the Reporting Persons on February 12, 2021.

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 1,239,867 shares of Common Stock, or 0.8% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 159,090,194 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on November 9, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No. 83417Q105	13G	Page 12 of 16 Pages

Item 8	Identification and Classification of Members of the Group:

See Items 2(a) - 2(c).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP, the managing member of CIP GP, the GP of CIP LP, the GP of LCI

By: /s/ Thomas Giannetti, CFO of LPAH GP

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP, the managing member of CIP GP

By: /s/ Thomas Giannetti, Attorney-in-Fact for Brent R. Nicklas

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of SolarWinds Corporation may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2019

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP, the managing member of CIP GP, the GP of CIP LP, the GP of LCI

By: /s/ Thomas Giannetti, CFO of LPAH GP

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP

By: /s/ Thomas Giannetti, CFO of LPAH GP, the GP of LPAH, the sole member of LPA, the GP of LP, the managing member of CIP GP

By: /s/ Thomas Giannetti, Attorney-in-Fact for Brent R. Nicklas

Exhibit B

POWER OF ATTORNEY

Power of Attorney (incorporated by reference to Exhibit 99.B to the Schedule 13G filed with respect to the common units of KKR & Co. L.P, on behalf of Brent R. Nicklas and others, dated on March 21, 2012).